EXHIBIT 99.1

IIJ Announces Nine Months Financial Results for the Fiscal Year Ending March 31, 2015

TOKYO, Feb. 10, 2015 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its consolidated financial results for the nine months of the fiscal year ending March 31, 2015 (from April 1, 2014 to December 31, 2014, "3Q14").1

Highlights of Financial Results for 3Q14
Revenues	JPY87,846 million	(up 6.2% YoY)
Operating Income	JPY3,786 million	(down 10.1% YoY)
Income before Income Tax Expense	JPY3,889 million	(down 15.9% YoY)
Net Income attributable to IIJ	JPY2,314 million	(down 20.9% YoY)

Highlights of Financial Results for Three Months Ended December 31, 2014
Revenues	JPY30,674 million	(up 8.2% YoY)
Operating Income	JPY1,370 million	(up 14.0% YoY)
Income before Income Tax Expense	JPY1,397 million	(up 9.3% YoY)
Net Income attributable to IIJ	JPY870 million	(up 20.9% YoY)

Overview of 3Q14 Financial Results and Business Outlook

"We achieved operating income increase in this third quarter as planned with the continuous accumulation of stock revenues, which absorbed last fiscal year's negative impact from three large customers' stock revenues decrease and operating cost increase mainly related to personnel and outsourcing from the beginning of the fiscal year. MVNO2 services, which we started to invest in seven years ago, contributed to the revenues accumulation significantly. As a growing company, we continuously devote ourselves to service developments and business investments to stay ahead. This continues to be our core for further business scale-up," said Koichi Suzuki, Founder and CEO of IIJ.

"Consumer MVNO led the 3Q revenues growth significantly. In this three-month period, the net addition of subscription more than doubled from the previous quarter and the revenues grew by almost three times from last fiscal year's third quarter. As the first MVNO to use NTT DoCoMo's network, we believe we're well positioned to capture rapidly expanding consumer MVNO market with our high customer satisfaction3. Although consumer MVNO market is very hot, we strongly focus on enterprises as well. We're seeing great market opportunity for M2M4 and MVNE5 transactions to which we can leverage our blue-chip customer base and SI skills. We cover Panasonic's MVNE transaction and related system construction to connect their products to wireless network6, and began to offer our network platform to several MVNOs including many of CATV operators. By gathering consumer and enterprise traffic, we aim to improve our mobile network infrastructure efficiency in pursuing greater utilization of our MVNO infrastructure," followed Eijiro Katsu, COO and President of IIJ.

"With regard to our six-year-old Cloud services, although it's taking time for Japanese companies to fully adopt, the usage of Cloud services is penetrating surely and gradually. Our prominent cases include a unified group communication platform for Sompo Japan Nipponkoa7, systems to prevent unauthorized online banking remittance for a major commercial bank8, and full-scale Cloud migration of core business operation platform for Nippon Express and others. We continue to target the private Cloud market with our public Cloud infrastructure with wide range of value-added services features we developed," continued Katsu.

"3Q14 financial results work as a mid-way check point to our business progress. Now that we returned to operating income increase from this 3Q as planned, we expect further growth by leveraging our business investments," concluded Katsu.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. The figures are unaudited, and consolidated.

2 MVNO: Mobile Virtual Network Operator

3 According to a survey conducted by Mobile Marketing Data Labo. in February 2014 and others

4 M2M: Machine to Machine

5 MVNE: Mobile Virtual Network Enabler

6 IIJ supports Panasonic Corporation's entry to MVNO business, as announced on October 15. For more information, please see http://www.iij.ad.jp/en/news/pressrelease/2014/1015.html

7 For more information, please see http://www.iij.ad.jp/en/news/pressrelease/2013/0704.html

8 For more information, please see http://www.iij.ad.jp/en/news/pressrelease/2014/1225.html

3Q14 Financial Results Summary

Operating Results Summary
	3Q13	3Q14	YoY % Change
	JPY millions	JPY millions
Total Revenues	82,746	87,846	6.2
Network Services	50,301	51,162	1.7
Systems Integration (SI)	29,197	32,644	11.8
Equipment Sales	1,178	1,366	15.9
ATM Operation Business	2,070	2,674	29.2
Total Costs	67,228	71,398	6.2
Network Services	39,764	40,131	0.9
Systems Integration (SI)	24,826	28,179	13.5
Equipment Sales	1,062	1,197	12.7
ATM Operation Business	1,576	1,891	20.0
SG&A Expenses and R&D	11,307	12,662	12.0
Operating Income	4,211	3,786	(10.1)
Income before Income Tax Expense	4,625	3,889	(15.9)
Net Income attributable to IIJ	2,924	2,314	(20.9)

Segment Results Summary
	3Q13	3Q14
	JPY millions	JPY millions
Total Revenues	82,746	87,846
Network services and SI business	81,029	85,478
ATM Operation Business	2,070	2,674
Elimination	353	306
Operating Income	4,211	3,786
Network service and SI business	3,899	3,232
ATM Operation Business	400	654
Elimination	88	100

We have omitted segment analysis because most of our revenues are dominated by Network services and Systems Integration (SI) business.

3Q14 Results of Operation

Revenues

Total revenues were JPY87,846 million, up 6.2% YoY.

Network Services revenue was JPY51,162 million, up 1.7% YoY.

Revenues for Internet connectivity services for enterprise were JPY12,288 million, down 1.7% YoY from JPY12,499 million for 3Q13. While enterprise mobile service revenues continued to increase, IP services revenues including data center connectivity decreased.

Revenues for Internet connectivity services for consumer were JPY5,753 million, up 30.8% YoY from JPY4,397 million for 3Q13, mainly due to the rapid revenue growth of consumer mobile services "IIJmio High-speed Mobile/D service," consumer mobile services which offers inexpensive data communication and voice services with SIM cards. The number of subscriptions of them at the end of 3Q14 was 339 thousand, increased largely by 94 thousand from the end of 2Q14. The numbers of subscriptions at the end of 2Q14 and 1Q14 were 245 thousand and 205 thousand respectively, for your reference.

WAN services revenues were JPY18,145 million, down 3.4% YoY compared to 18,786 million for 3Q13.

Outsourcing services revenues were JPY14,976 million, up 2.4% YoY from JPY14,619 million for 3Q13, mainly by the increase in revenues of "IIJ GIO Hosting Package Services."

Network Services[9] Revenues Breakdown
	3Q13	3Q14	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Enterprise)	12,499	12,288	(1.7)
IP Service[10]	7,818	7,425	(5.0)
IIJ FiberAccess/F and IIJ DSL/F	2,368	2,366	(0.1)
IIJ Mobile Service (Enterprise)	2,141	2,324	8.5
Others	172	173	0.3
Internet Connectivity Service (Consumer)	4,397	5,753	30.8
Under IIJ Brand	1,577	3,142	99.3
hi-ho	2,297	2,114	(8.0)
OEM	523	497	(4.9)
WAN Services	18,786	18,145	(3.4)
Outsourcing Services	14,619	14,976	2.4
Total Network Services	50,301	51,162	1.7

Number of Contracts for Connectivity Services
	as of Dec 31, 2013	as of Dec 31, 2014	YoY Change
Internet Connectivity Services (Enterprise)	128,635	165,319	36,684
IP Service (-99Mbps)	873	796	(77)
IP Service (100Mbps-999Mbps)	434	491	57
IP Service (1Gbps-)	263	330	67
IIJ Data Center Connectivity Service	293	280	(13)
IIJ FiberAccess/F and IIJ DSL/F	53,536	61,346	7,810
IIJ Mobile Service (Enterprise)	71,940	100,750	28,810
Others	1,296	1,326	30
Internet Connectivity Services (Consumer)	596,458	794,706	198,248
Under IIJ Brand	152,191	306,253	154,062
hi-ho	157,087	151,857	(5,230)
OEM	287,180	336,596	49,416
Total Contracted Bandwidth	1,501.8Gbps	1,705.6Gbps	203.8Gbps

9 We have renamed Internet Connectivity Service (for Corporate Use) and Internet Connectivity Service (for home use) to Internet Connectivity Service (Enterprise) and Internet Connectivity Service (Consumer), respectively in June 2014.

10 IP Service revenues include revenues from the Data Center Connectivity Service.

SI revenues were JPY32,644 million, up 11.8% YoY.

Systems construction revenue, a one-time revenue, was JPY12,494 million, up 7.4% YoY. Revenue increased largely due to the increase in the scale of systems construction projects. Systems operation and maintenance revenue, a recurring revenue, was JPY20,150 million, up 14.7% YoY. "IIJ GIO Component Services" revenues increased and systems construction projects that were completed and shifted to operation and maintenance phase contributed to revenue increase of systems operation and maintenance.

Orders received for SI and equipment sales totaled JPY40,388 million, up 11.7% YoY, orders received for systems construction and equipment sales were JPY16,376 million, up 0.9% YoY and orders received for systems operation and maintenance were JPY24,013 million, up 20.5% YoY.

Order backlog for SI and equipment sales as of December 31, 2014 amounted to JPY30,687 million, up 18.7% YoY, order backlog for systems construction and equipment sales was JPY7,619 million, up 6.9% YoY and order backlog for systems operation and maintenance was JPY23,068 million, up 23.1% YoY.

Equipment sales revenues were JPY1,366 million, up 15.9% YoY.

ATM Operation Business revenues were JPY2,674 million, up 29.2% YoY. As of February 10, 2015, 1,048 ATMs are in operation (785 ATMs as of February 7, 2014).

Cost and expense

Total cost of revenues was JPY71,398 million, up 6.2% YoY.

Cost of Network Services revenue was JPY40,131 million, up 0.9% YoY. While network related costs decreased along with the decrease in WAN services revenues, outsourcing costs, network operation costs and personnel-related costs increased. Gross margin was JPY11,031 million, up 4.7% YoY and gross margin ratio was 21.6%.

Cost of SI revenues was JPY28,179 million, up 13.5% YoY. The increase was mainly due to the increase in outsourcing-related costs and purchasing costs. Gross margin was JPY4,465 million, up 2.2% YoY and gross margin ratio was 13.7%.

Cost of Equipment Sales revenues was JPY1,197 million, up 12.7 % YoY. Gross margin was JPY169 million, up 45.7% YoY and gross margin ratio was 12.4%.

Cost of ATM Operation Business revenues was JPY1,891 million, up 20.0% YoY in accordance with the number of newly placed ATMs. Gross margin was JPY783 million, up 58.6% YoY and gross margin ratio was 29.3%.

SG&A and R&D Expenses

SG&A and R&D expenses in total were JPY12,662 million, up 12.0% YoY (JPY11,307 million in 3Q13).

Sales and marketing expenses were JPY6,829 million, up 7.6% YoY. The increase was mainly due to the increase in personnel-related expenses and sales commission expenses.

General and administrative expenses were JPY5,468 million, up 17.7% YoY. The increase was mainly due to the expenses related to headquarter relocation in 1H14.

Research and development expenses were JPY365 million, up 15.5% YoY.

Operating income

Operating income was JPY3,786 million, down 10.1% YoY (JPY4,211 million for 3Q13).

Other income (expenses)

Other income (expenses) was an income of JPY103 million (an income of JPY414 million for 3Q13), as a result of miscellaneous non-operating income such as gain on other investments of JPY176 million, dividend income of JPY59 million and interest expenses of JPY180 million.

Income before Income tax expense

Income before income tax expense was JPY3,889 million, down 15.9% YoY. (JPY4,625 million for 3Q13)

Net Income

Income tax expense was JPY1,633 million (JPY1,841 million for 3Q13).

Equity in net income of equity method investees was JPY115 million (JPY191 million for 3Q13) mainly due to net income of Internet Multifeed Co.and Internet Revolution, Inc.

As a result of the above, net income was JPY2,371 million, down 20.3% YoY (JPY2,975 million for 3Q13).

Net Income attributable to IIJ

Net income attributable to non-controlling interests was JPY57 million mainly related to net income of Trust Networks Inc. (JPY51 million for 3Q13).

Net income attributable to IIJ was JPY2,314 million, down 20.9% YoY (JPY2,924 million for 3Q13).

3Q14 Financial Condition

Balance Sheets

As of December 31, 2014, the balance of total assets was JPY105,829 million, increased by JPY1,962 million from the balance as of March 31, 2014 of JPY103,867 million.

As for current assets as of December 31, 2014, as compared to the respective balances as of March 31, 2014, cash and cash equivalents decreased by JPY1,374 million, mainly related to the repayment of bank borrowings, prepaid expense increased by JPY1,552 million and current portion of guarantee deposits decreased by JPY1,462 million along with our headquarter relocation. As for noncurrent assets, as compared to the respective balance as of March 31, 2014, guarantee deposits increased by JPY1,520 million and property and equipment increased by JPY1,487 million. As for current liabilities, as compared to the respective balances as of March 31, 2014, current portion of long-term borrowings decreased by JPY980 million, accrued expenses increased by JPY858 million and accounts payable decreased by JPY763 million.

As for the balances of capital lease obligations as of December 31, 2014, as compared to the respective balances as of March 31, 2014, capital lease obligations-current portion decreased by JPY156 million to JPY3,597 million and capital lease obligations-noncurrent decreased by JPY257 million to JPY4,346 million.

As of December 31, 2014, the balance of other investments was JPY6,543 million. The breakdown of other investments were JPY4,239 million in available-for-sale securities, JPY2,221 million in nonmarketable equity securities and JPY84 million in other.

As of December 31, 2014, the breakdown of major non-amortized intangible assets were JPY6,170 million in goodwill and JPY107 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY3,904 million.

Total IIJ shareholders' equity as of December 31, 2014 compared to the balance as of March 31, 2014, increased by JPY1,352 million to JPY61,264 million. IIJ shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of December 31, 2014 was 57.9%.

Cash Flows

Cash and cash equivalents as of December 31, 2014 were JPY21,047 million compared to JPY22,102 million as of December 31, 2013.

Net cash provided by operating activities for 3Q14 was JPY10,012 million compared to net cash provided by operating activities of JPY5,732 million for 3Q13. The increase was mainly due to the increase in advance receipt mainly related to long-term systems maintenance projects and the increase in operating liabilities, while net income decreased from 3Q13.

Net cash used in investing activities for 3Q14 was JPY6,318 million compared to net cash used in investing activities of JPY8,480 million for 3Q13 mainly due to the payments for purchase of property and equipment of JPY6,569 million (JPY7,228 million for 3Q13).

Net cash used in financing activities for 3Q14 was JPY5,131 million compared to net cash provided by financing activities of JPY12,408 million for 3Q13, mainly due to the principal payments under capital leases of JPY3,140 million (JPY2,942 million for 3Q13), FY2013 year-end and FY2014 interim dividend payments of JPY1,011 million (JPY911 million for 3Q13) and repayments of bank borrowings of JPY980 million (JPY1,010 million for 3Q13).

Prospects for the Fiscal Year Ending March 31, 2015

Our FY2014 financial targets announced on November 7, 2014 remain unchanged.

Due to seasonal factors, our financial results tend to be large in fourth quarter in general.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q13	3Q14
	JPY millions	JPY millions
Adjusted EBITDA	10,715	11,003
Depreciation and Amortization [11]	6,504	7,217
Operating Income	4,211	3,786
Other Income (Expense)	414	103
Income Tax Expense	1,841	1,633
Equity in Net Income of Equity Method Investees	191	115
Net income	2,975	2,371
Net loss (income) attributable to noncontrolling interests	(51)	(57)
Net Income attributable to IIJ	2,924	2,314

CAPEX
	3Q13	3Q14
	JPY millions	JPY millions
CAPEX, including capital leases	9,863	9,290
Acquisition of Assets by Entering into Capital Leases	2,635	2,721
Purchase of Property and Equipment	7,228	6,569

11 Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on February 10, 2015.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2014 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Quarterly Consolidated Balance Sheets (Unaudited)
(As of March 31, 2014 and December 31, 2014)

	As of March 31, 2014	As of December 31, 2014
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	22,421,100	21,047,000
Accounts receivable, net of allowance for doubtful accounts of JPY 53,871 thousand and JPY 54,890 thousand at March 31, 2014 and December 31, 2014, respectively	19,214,248	17,705,002
Inventories	1,670,258	2,308,634
Prepaid expenses	3,128,290	4,679,834
Deferred tax assets—current	1,392,971	1,514,473
Guarantee deposits—current	1,462,223	--
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand at March 31, 2014 and December 31, 2014, respectively	2,411,376	2,965,096
Total current assets	51,700,466	50,220,039
INVESTMENTS IN EQUITY METHOD INVESTEES	2,085,689	2,227,435
OTHER INVESTMENTS	6,355,817	6,543,096
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 34,725,611 thousand and JPY 38,076,823 thousand at March 31, 2014 and December 31, 2014, respectively	26,971,485	28,458,260
GOODWILL	5,969,951	6,169,609
OTHER INTANGIBLE ASSETS—Net	4,338,944	4,040,541
GUARANTEE DEPOSITS	1,264,535	2,784,225
DEFERRED TAX ASSETS—Noncurrent	636,807	594,705
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	752,774	865,195
Prepaid expenses—Noncurrent	2,633,154	2,845,185
OTHER ASSETS, net of allowance for doubtful accounts of JPY 62,800 thousand and JPY 62,489 thousand at March 31, 2014 and December 31, 2014, respectively	1,156,953	1,080,218
TOTAL	103,866,575	105,828,508

	As of March 31, 2014	As of December 31, 2014
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,400,000	9,400,000
Long-term borrowings—current portion	980,000	--
Capital lease obligations—current portion	3,753,026	3,596,578
Accounts payable—trade	11,491,666	11,122,154
Accounts payable—other	1,050,429	656,799
Income taxes payable	1,079,480	336,424
Accrued expenses	2,053,550	2,911,477
Deferred income—current	1,560,603	2,377,347
Other current liabilities	1,098,173	1,969,102
Total current liabilities	32,466,927	32,369,881
CAPITAL LEASE OBLIGATIONS—Noncurrent	4,603,322	4,346,448
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	2,274,540	2,582,714
DEFERRED TAX LIABILITIES—Noncurrent	1,092,863	1,225,200
DEFERRED INCOME—Noncurrent	2,711,347	2,894,855
OTHER NONCURRENT LIABILITIES	536,950	820,623
Total Liabilities	43,685,949	44,239,721
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock
—authorized, 75,520,000 shares; issued and outstanding, 46,697,800 shares at March 31, 2014	25,497,022	25,499,857
—authorized, 75,520,000 shares; issued and outstanding, 46,701,000 shares at December 31, 2014
Additional paid-in capital	35,961,995	36,000,604
Accumulated deficit	(2,867,548)	(1,564,332)
Accumulated other comprehensive income	1,712,786	1,720,348
Treasury stock —758,709 shares held by the company at March 31, 2014 and December 31, 2014, respectively	(392,070)	(392,070)
Total Internet Initiative Japan Inc. shareholders' equity	59,912,185	61,264,407
NONCONTROLLING INTERESTS	268,441	324,380
Total equity	60,180,626	61,588,787
TOTAL	103,866,575	105,828,508

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and
Quarterly Consolidated Statements of Other Comprehensive Income (Unaudited)
(For the nine months ended December 31, 2013 and December 31, 2014)

Quarterly Consolidated Statements of Income
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	12,499,526	12,288,271
Internet connectivity services (consumer)	4,396,796	5,752,832
WAN services	18,785,947	18,145,417
Outsourcing services	14,619,196	14,975,424
Total	50,301,465	51,161,944
Systems integration:
Systems construction	11,635,117	12,493,812
Systems operation and maintenance	17,561,594	20,150,467
Total	29,196,711	32,644,279
Equipment sales	1,177,989	1,365,362
ATM operation business	2,070,278	2,674,213
Total revenues	82,746,443	87,845,798
COST AND EXPENSES:
Cost of network services	39,763,829	40,130,904
Cost of systems integration	24,826,140	28,179,242
Cost of equipment sales	1,062,057	1,196,462
Cost of ATM operation business	1,576,636	1,891,279
Total cost	67,228,662	71,397,887
Sales and marketing	6,345,713	6,829,064
General and administrative	4,645,519	5,467,733
Research and development	315,800	364,778
Total cost and expenses	78,535,694	84,059,462
OPERATING INCOME	4,210,749	3,786,336
OTHER INCOME (EXPENSE):
Dividend income	48,259	58,971
Interest income	18,670	14,990
Interest expense	(194,108)	(180,095)
Foreign exchange gains (losses)	202,598	27,415
Net gain on sales of other investments	107,655	5,317
Net gain on other investments	172,423	--
Other —net	59,186	175,640
Other income (expense) —net	414,683	102,238
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	4,625,432	3,888,574
INCOME TAX EXPENSE	1,841,690	1,632,849
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	191,204	115,486
NET INCOME	2,974,946	2,371,211
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(50,876)	(57,300)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,924,070	2,313,911

	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	43,772,437	45,942,291
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	43,825,204	46,011,417
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	87,544,874	91,884,582
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	87,650,408	92,022,834
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	66.80	50.37
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	66.72	50.29
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	33.40	25.18
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	33.36	25.14

Quarterly Consolidated Statements of Other Comprehensive Income
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
	Thousands of JPY	Thousands of JPY
NET INCOME	2,974,946	2,371,211
Comprehensive income （loss）:
Foreign currency translation adjustments	279,107	64,375
Unrealized holding gain (loss) on securities	1,628,430	(58,352)
Defined benefit pension plans	178	178
Total comprehensive income	4,882,661	2,377,412
Less: Comprehensive income attributable to noncontrolling interests	(51,037)	(55,939)
Comprehensive income attributable to Internet Initiative Japan Inc.	4,831,624	2,321,473

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the nine months ended December 31, 2013 and December 31, 2014)

	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	2,974,946	2,371,211
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,504,202	7,216,844
Provision for retirement and pension costs, less payments	172,815	176,514
Provision for (reversal of) allowance for doubtful accounts	(45,808)	2,165
Gain on sales of property and equipment	--	(29,344)
Loss on disposal of property and equipment	11,443	91,988
Net gain on sales of other investments	(107,655)	(5,317)
Net gain on other investments	(172,423)	--
Foreign exchange gains, net	(155,394)	(15,390)
Equity in net income of equity method investees, less dividends received	(191,204)	(83,146)
Deferred income tax expense	390,591	266,540
Others	53,567	(15,649)
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease in accounts receivable	2,077,501	1,653,474
Decrease (increase) in net investment in sales-type lease — noncurrent	107,472	(112,421)
Increase in inventories	(1,213,943)	(632,722)
Increase in prepaid expenses	(1,461,899)	(1,541,760)
Increase in other current and noncurrent assets	(532,984)	(60,501)
Decrease in accounts payable	(987,036)	(441,078)
Decrease in income taxes payable	(1,493,410)	(880,942)
Decrease in deferred income-noncurrent	(8,392)	(313,923)
Increase (decrease) in accrued expenses, other current and noncurrent liabilities	(190,343)	2,365,330
Net cash provided by operating activities	5,732,046	10,011,873
INVESTING ACTIVITIES:
Purchase of property and equipment	(7,227,651)	(6,568,926)
Proceeds from sales of property and equipment	236,499	535,528
Purchase of available-for-sale securities	(98,494)	(4,104)
Purchase of other investments	(1,127,831)	(181,678)
Investment in an equity method investee	--	(50,000)
Proceeds from sales of available-for-sale securities	391,814	--
Proceeds from sales of other investments	20,000	30,501
Payments of guarantee deposits	(681,378)	(1,611,498)
Refund of guarantee deposits	7,818	1,559,399
Payments for refundable insurance policies	(4,697)	(34,379)
Refund from insurance policies	16,026	--
Proceeds from subsidies	--	200,000
Acquisition of a newly controlled company, net of cash acquired	--	(167,678)
Other	(12,209)	(25,000)
Net cash used in investing activities	(8,480,103)	(6,317,835)

	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	250,000	50,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(1,260,000)	(1,030,000)
Principal payments under capital leases	(2,942,006)	(3,140,288)
Dividends paid	(910,697)	(1,010,695)
Proceeds from issuance of common stock, net of issuance cost	17,271,204	--
Other	(41)	3
Net cash provided by (used in) financing activities	12,408,460	(5,130,980)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	183,075	62,842

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,843,478	(1,374,100)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	12,258,872	22,421,100

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	22,102,350	21,047,000

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	194,375	181,544
Income taxes paid	2,700,675	2,278,660

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	2,635,473	2,720,754
Facilities purchase liabilities	600,544	656,799
Asset retirement obligation	177,223	176,597
Acquisition of a company:
Assets acquired	--	1,064,736
Liabilities assumed	--	464,736
Cash paid	--	(600,000)
Cash acquired	--	432,322
Acquisition of a newly controlled company, net of cash acquired	--	(167,678)
Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	81,028,754	85,477,918
Customers	80,676,165	85,171,585
Intersegment	352,589	306,333
ATM operation business	2,070,278	2,674,213
Customers	2,070,278	2,674,213
Intersegment	--	--
Elimination	352,589	306,333
Consolidated total	82,746,443	87,845,798
Segment profit or loss:
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	3,899,222	3,232,040
ATM operation business	399,972	653,996
Elimination	88,445	99,700
Consolidated operating income	4,210,749	3,786,336

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

Third Quarter FY2014 Consolidated Financial Results (3 months)

The following tables are highlight data of third quarter FY2014 consolidated financial results (unaudited, from October 1, 2014 to December 31, 2014).

Operating Results Summary
	3Q13	3Q14	YoY % Change
	JPY millions	JPY millions
Total Revenues:	28,349	30,674	8.2
Network Services	16,691	17,466	4.6
Systems Integration (SI)	10,524	11,776	11.9
Equipment Sales	422	521	23.2
ATM Operation Business	712	911	27.9
Cost of Revenues:	23,262	25,131	8.0
Network Services	13,299	13,763	3.5
Systems Integration (SI)	9,061	10,239	13.0
Equipment Sales	381	458	20.2
ATM Operation Business	521	671	28.8
SG&A Expenses and R&D	3,885	4,173	7.4
Operating Income	1,202	1,370	14.0
Income before Income Tax Expense	1,278	1,397	9.3
Net Income attributable to IIJ	719	870	20.9

Network Services Revenues Breakdown
	3Q13	3Q14	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Enterprise)	4,141	4,080	(1.5)
IP Service	2,550	2,442	(4.3)
IIJ FiberAccess/F and IIJ DSL/F	793	778	(1.9)
IIJ Mobile Service	740	801	8.3
Others	58	59	1.7
Internet Connectivity Service (Consumer)	1,541	2,242	45.5
Under IIJ Brand	596	1,400	134.8
hi-ho	766	692	(9.6)
OEM	179	150	(16.3)
WAN Services	6,168	6,189	0.3
Outsourcing Services	4,841	4,955	2.3
Network Services Revenues	16,691	17,466	4.6

Reconciliation of Non-GAAP Financial Measures (Third Quarter FY2014 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q13	3Q14
	JPY millions	JPY millions
Adjusted EBITDA	3,468	3,903
Depreciation and Amortization	2,266	2,533
Operating Income	1,202	1,370
Other Income (Expense)	76	27
Income Tax Expense	599	558
Equity in Net Income of Equity Method Investees	64	46
Net income	743	885
Less: Net income attributable to noncontrolling interests	(24)	(15)
Net Income attributable to IIJ	719	870

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	3Q13	3Q14
	JPY millions	JPY millions
CAPEX, including capital leases	5,216	3,489
Acquisition of Assets by Entering into Capital Leases	772	930
Purchase of Property and Equipment	4,444	2,559

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(For the three months ended December 31, 2013 and December 31, 2014)

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	4,141,412	4,080,290
Internet connectivity services (consumer)	1,541,006	2,242,443
WAN services	6,167,599	6,189,009
Outsourcing services	4,840,919	4,954,577
Total	16,690,936	17,466,319
Systems integration:
Systems Construction	4,483,875	4,625,098
Systems Operation and Maintenance	6,039,819	7,150,557
Total	10,523,694	11,775,655
Equipment sales	422,680	520,760
ATM operation business	712,174	910,846
Total revenues	28,349,484	30,673,580
COST AND EXPENSES:
Cost of network services	13,299,490	13,762,311
Cost of systems integration	9,060,955	10,239,223
Cost of equipment sales	380,895	457,965
Cost of ATM operation business	520,692	670,903
Total cost	23,262,032	25,130,402
Sales and marketing	2,183,154	2,265,958
General and administrative	1,608,318	1,793,802
Research and development	94,210	113,318
Total cost and expenses	27,147,714	29,303,480
OPERATING INCOME	1,201,770	1,370,100
OTHER INCOME (EXPENSE):
Dividend income	12,499	11,432
Interest income	5,869	3,752
Interest expense	(61,641)	(57,571)
Foreign exchange gains (losses)	63,313	36,796
Net gain on sales of other investments	24,803	--
Other—net	31,221	32,679
Other income (expense) — net	76,064	27,088
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,277,834	1,397,188
INCOME TAX EXPENSE	598,517	558,440
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	63,846	46,253
NET INCOME	743,163	885,001
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(23,964)	(15,354)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	719,199	869,647

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,938,987	45,942,291
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,995,002	46,017,618
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,877,974	91,884,582
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,990,004	92,035,236
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	15.66	18.93
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	15.64	18.90
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	7.83	9.46
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	7.82	9.45

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the three months ended December 31, 2013 and December 31, 2014)

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	743,163	885,001
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,265,726	2,533,248
Provision for retirement and pension costs, less payments	55,092	56,928
Provision for allowance for doubtful accounts	1,392	416
Loss on disposal of property and equipment	7,827	71,370
Net gain on sales of other investments	(24,803)	--
Foreign exchange gains, net	(67,370)	(1,893)
Equity in net income of equity method investees, less dividends received	(63,846)	(46,253)
Deferred income tax expense	221,007	35,806
Others	52,633	(38,664)
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease (increase) in accounts receivable	(58,605)	1,887,949
Decrease (increase) in net investment in sales-type lease―noncurrent	42,497	(367,550)
Increase in inventories	(455,298)	(239,596)
Increase in prepaid expenses	(528,822)	(821,921)
Decrease (increase) in other current and noncurrent assets	(685,056)	137,732
Increase in accounts payable	525,733	721,952
Decrease in income taxes payable	(699,762)	(553,150)
Increase (decrease) in deferred income― noncurrent	368,209	(834,969)
Increase in accrued expenses, other current and noncurrent liabilities	336,714	1,240,894
Net cash provided by operating activities	2,036,431	4,667,300
INVESTING ACTIVITIES:
Purchase of property and equipment	(4,443,660)	(2,558,579)
Proceeds from sales of property and equipment	113,413	108,938
Purchase of available-for-sale securities	(64,592)	(4,104)
Purchase of other investments	(45,191)	(57,974)
Proceeds from sales of available-for-sale securities	172,452	--
Proceeds from sales of other investments	16,000	5,000
Payments of guarantee deposits	(19,095)	(3,512)
Refund of guarantee deposits	706	1,526,219
Payments for refundable insurance policies	(4,697)	(12,014)
Acquisition of a newly controlled company, net of cash acquired	--	(167,678)
Other	(2,959)	--
Net cash used in investing activities	(4,277,623)	(1,163,704)

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	50,000	50,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(50,000)	(50,000)
Principal payments under capital leases	(969,549)	(1,057,398)
Dividends paid	(505,329)	(505,365)
Net cash used in financing activities	(1,474,878)	(1,562,763)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	36,790	57,457

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,679,280)	1,998,290

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	25,781,630	19,048,710

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	22,102,350	21,047,000

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the nine months ended December 31, 2014 ("3Q14") in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Nine Months Ended December 31, 2014

[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

February 10, 2015
Company name: Internet Initiative Japan Inc.	Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki-houkokusho) to Japan's regulatory organization: February 16, 2015
Scheduled date for interim dividend payment: --
Supplemental material on quarterly results: Yes
Presentation on quarterly results: Yes (for institutional investors and analysts)
(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2014

(April 1, 2014 to December 31, 2014)

(1) Consolidated Results of Operations							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Nine months ended December 31, 2014	87,846	6.2	3,786	(10.1)	3,889	(15.9)	2,314	(20.9)
Nine months ended December 31, 2013	82,746	7.9	4,211	(16.5)	4,625	(6.5)	2,924	(6.0)

(Note1) Total comprehensive income attributable to IIJ

Nine Months Ended December 31, 2014: JPY2,321 million (down 52.0% YoY)

Nine Months Ended December 31, 2013: JPY4,832 million (up 51.6% YoY)

(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Nine months ended December 31, 2014	50.37	50.29
Nine months ended December 31, 2013	66.80	66.72

(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets
	JPY millions	JPY millions	JPY millions	%
As of December 31, 2014	105,829	61,589	61,264	57.9
As of March 31, 2014	103,867	60,181	59,912	57.7

2. Dividends

	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2014	--	11.00	--	11.00	22.00
Fiscal Year Ending March 31, 2015	--	11.00	--
Fiscal Year Ending March 31, 2015 (forecast)			--	11.00	22.00

(Note) Change from the latest released dividend forecasts: No

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2015

(April 1, 2014 through March 31, 2015)

									(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal Year Ending March 31, 2015	122,000	6.8	6,500	13.6	6,500	3.6	4,000	(10.0)	87.07

(Note) Change from the latest released earnings target: No

* Notes
(1) Changes in Significant Subsidiaries for the nine months ended December 31, 2014
(Changes in significant subsidiaries for the nine months ended December 31, 2014 which resulted in changes in scope of consolidation): No

(2) Application of simplified or exceptional accounting: No

(3) Changes in Significant Accounting and Reporting Policies for the Consolidated Financial Statements
1) Changes due to the revision of accounting standards: No
2) Others: No

(4) Number of Shares Outstanding (Shares of Common Stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of December 31, 2014:	46,701,000 shares
As of March 31, 2014:	46,697,800 shares
2) The number of treasury stock:
As of December 31, 2014:	758,709 shares
As of March 31, 2014:	758,709 shares
3) The weighted average number of shares outstanding:
For the nine months ended December 31, 2014:	45,942,291 shares
For the nine months ended December 31, 2013:	43,772,437 shares
CONTACT: IIJ Investor Relations
         Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp